UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENZON PHARMACEUTICALS, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series C Non-Convertible Redeemable Preferred Stock
(Title of Class of Securities)

293904702
(CUSIP Number of Class of Securities)

Richard L. Feinstein

Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.

20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
(732) 980-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Todd E. Mason
Corby J. Baumann
Benjamin M. Russell
Thompson Hine LLP
300 Madison Avenue, 27th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an exchange offer (the “Offer”) by the Company to each holder of its Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”) to exchange each share of Series C Preferred Stock validly tendered and not validly withdrawn for a number of shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”) equal to (i) the aggregate liquidation preference of each share of Series C Preferred Stock, divided by (ii) $7.83, after giving effect to the Reverse Stock Split (as defined in the Prospectus/Consent Solicitation/Offer to Exchange, dated January 28, 2026, filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”)). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Consent Solicitation/Offer to Exchange, a copy of which is attached hereto as Exhibit (a)(4), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(A).

On January 28, 2026, the Company filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), relating to (i) the issuance of Common Stock in connection with the proposed merger (the “Merger”) of the Company and Viskase Companies, Inc. (“Viskase”), and (ii) the offer to exchange shares of Common Stock to holders of shares of Series C Preferred Stock validly tendered and not validly withdrawn in the Offer.

The Offer is conditioned upon the satisfaction or waiver of all of the conditions to the consummation of the Merger set forth in the Agreement and Plan of Merger, dated June 20, 2025 by and among the Company, EPSC Acquisition Corp. (“EPSC”) and Viskase (the “Original Merger Agreement”), as amended by the First Amendment to the Agreement and Plan of Merger, dated October 24, 2025, by and among the Company, EPSC and Viskase (the “First Amendment to the Merger Agreement,” and, as amended, the “Merger Agreement”), including, without limitation, the effectiveness of the Registration Statement and the receipt by the Company of the requisite written consent of its stockholders approving the Merger and the other transactions contemplated by the Merger Agreement. The Company intends to complete the Offer substantially concurrently with the consummation of the Merger. Copies of the Original Merger Agreement and the First Amendment to the Merger Agreement are attached as Exhibit (d)(1) and Exhibit (d)(2) to this Schedule TO, respectively, and are incorporated by reference into this Schedule TO.

The terms and conditions of the Offer are set forth in the Prospectus/Consent Solicitation/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Consent Solicitation/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by the Company, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Summary of the Material Terms of the Merger and the Consent Solicitation” and “Summary of the Material Terms of the Series C Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address. The name of the subject company and the issuer is Enzon Pharmaceuticals, Inc. The Company’s principal executive offices are located at 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016, and its telephone number is (732) 980-4500.

(b)  Securities. As of January 30, 2026, there were (i) 74,214,603 shares of Common Stock outstanding and (ii) 40,000 shares of Series C Preferred Stock outstanding.

(c)  Trading Market and Price. The subject securities are 40,000 shares of Series C Preferred Stock of the Company. There is no trading market for the Series C Preferred Stock. The information regarding the principal market where the Company’s Common Stock is quoted and certain high and low sales prices for the shares of Common Stock is set forth in the section of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Market Price and Dividend Information” and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address. The information set forth above under Item 2(a) is incorporated herein by reference. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Information About Enzon’s Business – Employees and Executive Officers,” “Security Ownership of Certain Beneficial Owners of Enzon,” and “Interests of Executive Officers and Directors in the Merger – Interests of Enzon’s Executive Officers and Directors in the Merger Proposal” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1) Material Terms of the Tender Offer. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Series C Exchange Offer,” “Summary of the Material Terms of the Series C Exchange Offer,” “The Merger,” “Series C Exchange Offer” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) Material Terms of the Merger. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Merger and Consent Solicitation,” “Summary of the Material Terms of the Merger and the Consent Solicitation,” “The Merger,” “The Merger Agreement” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)  Purchases. The information set forth in the section of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Series C Exchange Offer” is incorporated herein by reference.

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Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “The Merger,” “The Merger Agreement,” “Series C Exchange Offer” and “IEH Support Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Merger and Consent Solicitation,” “Questions and Answers About the Series C Exchange Offer” and “Series C Exchange Offer—Reasons for the Series C Exchange Offer” is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Merger and Consent Solicitation,” “Questions and Answers About the Series C Exchange Offer,” “Series C Exchange Offer—Reasons for the Series C Exchange Offer” and “Series C Exchange Offer—Terms of the Series C Exchange Offer” is incorporated herein by reference.

(c)  Plans. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Merger and Consent Solicitation,” “Questions and Answers About the Series C Exchange Offer,” “Summary of the Material Terms of the Merger and the Consent Solicitation,” “The Merger,” and “Market Price and Dividend Information” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds. The information set forth in the section of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Series C Exchange Offer” and “Series C Exchange Offer” is incorporated herein by reference. The cash in lieu of any fractional shares of Common Stock will be paid from Enzon’s cash on hand.

(b)  Conditions. The information set forth in the section of the Prospectus/Consent Solicitation/Offer to Exchange entitled “The Series C Exchange Offer — Conditions of the Series C Exchange Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership. The information set forth in the sections of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Questions and Answers About the Series C Exchange Offer” and “Security Ownership of Certain Beneficial Owners of Enzon” is incorporated herein by reference.

(b)  Securities Transactions. Except as set forth in the Prospectus/Consent Solicitation/Offer to Exchange, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Series C Preferred Stock in the last 60 days.

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Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

(a)  Solicitations or Recommendations. The information set forth in the section of the Prospectus/Consent Solicitation/Offer to Exchange entitled “Series C Exchange Offer” is incorporated herein by reference. None of the Company, its management, and its board of directors is making any recommendation as to whether holders of Series C Preferred Stock should tender Series C Preferred Stock for exchange in the Offer.

Item 10. Financial Statements.

(a)  Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Consent Solicitation/Offer to Exchange in the section entitled “Index to Consolidated Financial Statements of Enzon Pharmaceuticals, Inc. and Subsidiaries” are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)  Pro Forma Information. The pro forma financial statements and other financial information of the Company included in the Prospectus/Consent Solicitation/Offer to Exchange in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” are incorporated by reference herein.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus/Consent Solicitation/Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

(c)  Other Material Information. The information set forth in the Prospectus/Consent Solicitation/Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

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Item 12. Exhibits.

(a)	Exhibits.

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Exhibit	Filing Date
(a)(1)(A)	Letter of Transmittal	Form S-4/A	333-293019	99.9	January 30, 2026

(a)(1)(B)	Notice of Guaranteed Delivery	Form S-4/A	333-293019	99.10	January 30, 2026

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Form S-4/A	333-293019	99.11	January 30, 2026

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Form S-4/A	333-293019	99.12	January 30, 2026

(a)(1)(E)	Press release issued by Enzon Pharmaceuticals, Inc., dated January 30, 2026	Form S-4/A	333-293019	99.13	January 30, 2026

(a)(4)	Prospectus/Consent Solicitation/Offer to Exchange	Form S-4/A	333-293019	—	January 28, 2026

(a)(5)	Press Release, dated October 24, 2025	Form 8-K	000-12957	99.1	October 24, 2025

(d)(1)	Agreement and Plan of Merger, dated as of June 20, 2025, by and between Enzon Pharmaceuticals, Inc., EPSC Acquisition Corp., and Viskase Companies, Inc.	Form S-4	333-293019	2.1	January 28, 2026

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of October 24, 2025, by and between Enzon Pharmaceuticals, Inc., EPSC Acquisition Corp., and Viskase Companies, Inc.	Form S-4	333-293019	2.2	January 28, 2026

(d)(3)	Support Agreement, dated as of June 20, 2025, by and between Icahn Enterprises Holdings L.P. and certain of its affiliates, Enzon Pharmaceuticals, Inc. and Viskase Companies, Inc.	Form S-4	333-293019	10.14	January 28, 2026

(d)(4)	First Amendment to Support Agreement, dated as of October 24, 2025, by and between Icahn Enterprises Holdings L.P. and certain of its affiliates, Enzon Pharmaceuticals, Inc. and Viskase Companies, Inc.	Form S-4	333-293019	10.24	January 28, 2026

(b)	Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Richard L. Feinstein
Name:	Richard L. Feinstein
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Dated: January 30, 2026